UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2002.


                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |_|             Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

                                      INDEX




Press Release dated September 13, 2002                             Page 3

Material Change Report dated September 13, 2002                    Page 4-5

Signature Page                                                     Page 6

                                  Press Release

Toronto, Canada - September 13, 2002 - Kinross Gold Corporation (TSX-K; Amex-KGC) announces that its 54.7% owned Russian subsidiary, Omolon Gold Mining Company, is at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. Draft language of an agreement was being settled when earlier in the week one of the Russian shareholders, obtained an order to freeze Omolon's bank accounts and gold inventory pending final resolution of its lawsuit.

Robert M. Buchan, President and CEO stated "This heavy handed tactic is, in our experience, not unusual in the context of dispute resolution in Russia and Omolon anticipates finalizing the settlement agreement by early next week. Ordinarily we do not comment on the status of confidential negotiations and would prefer to wait until agreements are concluded. To date the freeze order has not impacted Omolon's ability to operate."

Underlying the dispute are unpaid loans made by the Magadan Administration to Omolon's Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans there has been an effort to shift the burden of repayment to Omolon. As previously disclosed, two shareholders have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies which therefore entitles such shareholders to their money back with interest compounded thereon. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and is advised by counsel that these claims are without merit.

Omolon has over the past 18 months attempted to achieve an amicable settlement by negotiating with both the Administration and with representatives of the shareholders. The settlement would see Omolon purchasing the shares of the Russian shareholders for an amount which would enable the shareholders to retire the outstanding debt to the Administration. This week the settlement was advanced by the parties agreeing on a method to resolve the spread between Omolon's previous offer and what the other side was asking (the differential has been approximately U.S. $7 million).

Once the anticipated settlement is implemented Omolon will purchase for cancellation all of the shares held by its Russian shareholders except for approximately 2% owned by the Magadan State Property Committee. This will result in Kinross' interest in Omolon increasing to approximately 98% from its current level.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

                                      -30-

For further information: e-mail info@kinross.com or contact:

Robert M. Buchan                             Gordon A. McCreary
President and Chief Executive Officer        Vice President, Investor Relations
Tel. (416) 365-5650                          and Corporate Development
                                             Tel. (416) 365-5132

                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT


Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Dates of Material Changes

September 13, 2002.

Item 3. Press Releases

Press release was issued by Kinross in Toronto on September 13, 2002 with respect to the material changes and filed via SEDAR.

Item 4. Summary of Material Change

On September 13, 2002 Kinross announced that its 54.7% owned Russian subsidiary, Omolon Gold Mining Company ("Omolon"), is at an advance state of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration.

Item 5. Full Description of Material Change

Kinross Gold Corporation announced that its 54.7% owned Russian subsidiary, Omolon, is at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. Draft language of an agreement was being settled when earlier in the week one of the Russian shareholders, obtained an order to freeze Omolon's bank accounts and gold inventory pending final resolution of its lawsuit.

Robert M. Buchan, President and CEO of Kinross stated "This heavy handed tactic is, in our experience, not unusual in the context of dispute resolution in Russia and Omolon anticipates finalizing the settlement agreement by early next week. Ordinarily we do not comment on the status of confidential negotiations and would prefer to wait until agreements are concluded. To date the freeze order has not impacted Omolon's ability to operate."

Underlying the dispute are unpaid loans made by the Magadan Administration to Omolon's Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans there has been an effort to shift the burden of repayment to Omolon. As previously disclosed, two shareholders have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies which therefore entitles such shareholders to their money back with interest compounded thereon. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and is advised by counsel that these claims are without merit.

Omolon has over the past 18 months attempted to achieve an amicable settlement by negotiating with both the Administration and with representatives of the shareholders. The settlement would see Omolon purchasing the shares of the Russian shareholders for an amount which would enable the shareholders to retire the outstanding debt to the Administration. This week the settlement was advanced by the parties agreeing on a method to resolve the spread between Omolon's previous offer and what the other side was asking (the differential has been approximately U.S. $7 million).

Once the anticipated settlement is implemented Omolon will purchase for cancellation all of the shares held by its Russian shareholders except for approximately 2% owned by the Magadan State Property Committee. This will result in Kinross's interest in Omolon increasing to approximately 98% from its current level.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

          Ms. Shelley M. Riley
          Corporate  Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


          DATED at Toronto this 13th day of September, 2002.

                                             KINROSS GOLD CORPORATION



                                             PER: /s/ Shelley M. Riley
                                                  ---------------------
                                                  Shelley M. Riley
                                                  Corporate Secretary

                                    SIGNATURE




          Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KINROSS GOLD CORPORATION



                                             Signed: /s/ Shelley M. Riley
                                                    ----------------------
                                                    Shelley M. Riley
                                                    Corporate Secretary





September 13, 2002.